EXHIBIT 99.1

News Release dated April 27, 2020, Suncor Energy to release first quarter 2020 financial results and hold Annual General Meeting of shareholders

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to release first quarter 2020 financial results and hold Annual General Meeting of shareholders

Calgary, Alberta (Apr. 27, 2020) — Suncor will release its first quarter financial results on May 5, 2020 before 8:00 p.m. MT (10:00 p.m. ET).

A webcast to review the first quarter will be held on May 6 at 7:30 a.m. MT (9:30 a.m. ET). Representing management will be Mark Little, president and chief executive officer and Alister Cowan, chief financial officer. A question and answer period with analysts will follow brief remarks from management. Trevor Bell, vice president, Investor Relations will host the call.

Please note, telephone lines are limited and reserved for those who intend to ask a question.

To participate in the teleconference:

•                  if calling from North America: 1-866-219-5885

•                  if calling from outside North America: +1-209-905-5918

To participate in the conference via webcast or to view the archive, go to suncor.com/webcasts.

Annual General Meeting

Suncor will host its Annual General Meeting online at 10:30 a.m. MT (12:30 p.m. ET) on May 6, 2020. To participate in the meeting, shareholders will need access to the internet for the full duration of the meeting. Visit https://web.lumiagm.com/152121133 to participate in the meeting.  Detailed instructions for shareholders to participate in the meeting are provided in Suncor’s Virtual AGM User Guide available at https://www.suncor.com/en-ca/investor-centre/presentations-and-key-dates.The event will be archived for 90 days.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

Investor inquiries:	Media inquiries:
800-558-9071	1-833-296-4570
invest@suncor.com	media@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com